06050534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 2 2 2006
BRANCH OF REGISTRATIONS
AND
03   EXAMINATIONS

NAME OF BROKER-DEALER:
First
First Florida Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5633 Strand Boulevard, Suite 315
                                        (No. and Street)

Naples   Florida   34110
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Schroeder
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
                (Name – if individual, state last, first, middle name)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

NOV 0 1 2006

THOMSON
FINANCIAL

	FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, Dennis Schroeder _____ . swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____First Florida Securities, Inc._____ ,

as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____None_____

_____
Signature

_____
Title

Brittany F. Moersch 2/1/06
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Cuthill & Eddy LLC

CERTIFIED PUBLIC ACCOUNTANTS

Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report

Board of Directors
First Florida Securities, Inc.
Naples, Florida

We have audited the accompanying statement of financial condition of First Florida Securities, Inc. as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Florida Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

February 22, 2006

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	81,817
Other assets		842
	$	82,659

LIABILITIES AND SHAREHOLDER'S EQUITY

Income taxes payable	$	13,085
Accounts payable		500
		13,585
Shareholder's equity:		
Common stock, $1 par value, 7,500 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		69,000
Deficit		(26)
		69,074
	$	82,659

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commission and placement fee income	$ 769,237
Interest and other income	577
	769,814
Expenses:	
Commissions	639,580
Administrative	55,934
Miscellaneous	944
	696,458
Net income before provision for income taxes	73,356
Provision for income taxes	(13,485)
Net income	$ 59,871

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | Additional Paid-In | | |
	Shares	Amount	Capital	Deficit	Total
Balances, January 1, 2005	100	$ 100	$ 69,000	$ (59,897)	$ 9,203
Net income for the year ended December 31, 2005	-	-	-	59,871	59,871
Balances, December 31, 2005	100	$ 100	$ 69,000	$ (26)	$ 69,074

FIRST FLORIDA SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 59,871
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Increase in other assets	(842)
Decrease in commissions payable	(40,231)
Increase in income taxes payable	13,085
Decrease in accounts payable	(7,999)
Total adjustments	(35,987)
Net cash provided by operating activities	
and net increase in cash and cash equivalents	23,884
Cash and cash equivalents at beginning of year	57,933
Cash and cash equivalents at end of year	$ 81,817

FIRST FLORIDA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
First Florida Securities, Inc. was formed March 17, 1987, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:
The revenue of the Company is derived primarily from commissions earned on the sale of mutual funds and private placement fees. Commission income is recorded as of the trade date of the securities. Commissions that are not known at the trade date or are not able to be estimated are recorded when received.

Placement fees:
Placement fee revenues arise from securities offerings in which the Company acts as an agent or a sub-agent. Placement fees are recorded at the earlier of the date of the closing of the security purchase by the investor or the date the underlying investment breaks escrow and the realization of the placement fees is assured.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(1).

Income taxes:
Income taxes are determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Cash and cash equivalents:
Cash and cash equivalents generally include cash in non-interest bearing bank accounts and money market accounts.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

FIRST FLORIDA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED DECEMBER 31, 2005

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2005, the Company had excess net capital of $61,679 and a net capital ratio of .20 to 1.

3. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2005.

4. Income taxes:

The income tax provision is summarized as follows:

Current	
Federal	$ 10,487
State	2,998
	$ 13,485

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations because of the surtax exemption.

5. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	=
Income taxes	$ 400

7

FIRST FLORIDA SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Aggregate indebtedness:
Income taxes payable	$ 13,085
Accounts payable	500
	$ 13,585

Ratio of aggregate indebtedness to net capital .20 to 1



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
First Florida Securities, Inc.
Naples, Florida

In planning and performing our audit of the financial statements and supplemental schedules of First Florida Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of First Florida Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cumac & Esp uc

February 22, 2006